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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332

With a copy to:

Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	76128Y 10 2	Page	2	of

1	NAMES OF REPORTING PERSONS: Jay L. Schottenstein

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		201,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		29,666,768

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,300

WITH	10	SHARED DISPOSITIVE POWER:

		29,666,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,868,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	59.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page - 3 -
CUSIP No. 76128Y 10 2
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (the “Shares”), of Retail Ventures, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 3241 Westerville Road, Columbus, Ohio 43224.
ITEM 2. Identity and Background
(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	1800 Moler Road, Columbus, Ohio 43207

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207

(d)	During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation.
ITEM 4. Purpose of Transaction
     Schottenstein Stores Corporation acquired the securities referred to in this filing for investment purposes. Schottenstein Stores Corporation has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement dated as of July 5, 2005, and demands that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Convertible Warrants and New Term Warrants.

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CUSIP No. 76128Y 10 2
ITEM 5. Interest in Securities of the Issuer
(a)	Mr. Schottenstein beneficially owns 29,868,068 shares of the Company’s common stock in the aggregate, representing 59.5% of the outstanding shares. This includes (i) 201,300 shares of common stock beneficially owned by Mr. Schottenstein individually (145,300 shares held directly and 56,000 shares are subject to presently exercisable stock options held by Mr. Schottenstein); (ii) 29,614,268 shares of the Company’s common stock beneficially owned by Schottenstein Stores Corporation (Mr. Schottenstein serves as a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation); and (iii) 52,500 shares of common stock owned by Glosser Brothers Acquisition, Inc., (Mr. Schottenstein serves as Chairman and President), Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

(b)	Mr. Schottenstein has sole power to vote and dispose of 201,300 shares. Mr. Schottenstein shares the power to vote and dispose of 29,666,768 shares as follows:

Mr. Schottenstein, as Chairman of the Board, President, and a director of Glosser Brothers Acquisition, Inc., shares the power to vote 52,500 shares owned by Glosser Brothers Acquisition, Inc. Mr. Schottenstein expressly disclaims beneficial ownership of all such shares.

Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has shared power to vote and dispose of 29,614,268 shares beneficially owned by Schottenstein Stores Corporation.

(c)	Mr. Schottenstein had no transactions during the sixty days prior to January 13, 2006.

(d)	N/A.

(e)	N/A.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation and has power to vote and dispose of shares of Schottenstein Stores Corporation. On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into an Amended and Restated Senior Convertible Loan Agreement (“Convertible Loan”) in the Principal Amount

Page - 5 -
CUSIP No. 76128Y 10 2
of $75,000,000 with the Company. In connection with the Convertible Loan, Schottenstein Stores Corporation entered into Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement and an Amended and Restated Registration Rights Agreement pursuant to which (i) Schottenstein Stores Corporation, Cerberus, the Company, and certain other parties amended the Convertible Loan to, among other things, modify the terms of the Convertible Loan, reflect the purchase and assumption by Cerberus of 50% of Schottenstein Stores Corporation’s interest in the Convertible Loan and to set forth certain other agreements by and among the Company, Schottenstein Stores Corporation and Cerberus with respect thereto, including (a) the obligation of Schottenstein Stores Corporation to vote all shares held by it, and take such other action as may be necessary, so that persons designated by Cerberus are elected to the board of directors of the Company, when Cerberus makes such designations in connection with its right to designate two directors of the Company upon the conversion by Cerberus of the Convertible Loan debt into shares, (b) in the event that Cerberus converts all or any portion of the Convertible Loan into shares, the right of Cerberus to require Schottenstein Stores Corporation to convert up to an equivalent amount of the Convertible Loan into shares, (c) certain limitations on the ability of the Company to enter into certain types of transactions or agreements with Schottenstein Stores Corporation without the prior written consent of Cerberus, unless Schottenstein Stores Corporation elects to purchase from Cerberus certain designated securities of the Company then held by Cerberus, (d) the right of Cerberus to have certain proposed transactions between the Company and Schottenstein Stores Corporation reviewed by a designated fairness committee, and (e) limitations on the ability of the Company to enter into certain transactions with Cerberus without the prior written consent of Schottenstein Stores Corporation; in each case as more particularly set forth and described in the Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement incorporated by reference as Exhibit 2 hereto, and (iii) the Company, Schottenstein Stores Corporation, and Cerberus agreed to the terms pursuant to which the Company shall register the shares of the Company issuable upon conversion of the Convertible Loan and the exercise of the warrant issued pursuant to the Financing Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Amended and Restated Registration Rights Agreement incorporated by reference as Exhibit 4 hereto. The Convertible Loan is incorporated by reference as Exhibit 5 hereto.
     In connection with an additional extension of credit to the Company, Schottenstein Stores Corporation and Cerberus entered into a Financing Agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company two term loans (“Term Loan”) each in the aggregate principal amount of $50,000,000, as more particularly set forth and described in the Financing Agreement incorporated by reference as Exhibit 6 hereto, and (ii) Cerberus, the Company and Schottenstein Stores Corporation agreed to the form of warrant (“Term Warrant”) to purchase shares that will be issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above, as more particularly set forth and described in the Form of Warrant incorporated herein by reference as Exhibit 7 hereto.

Page - 6 -
CUSIP No. 76128Y 10 2
     In September, 2002, Back Bay Capital Funding LLC (“Back Bay”) purchased a $3,000,000 interest in each of the Term Loans held by Schottenstein Stores Corporation and Cerberus (for a total of $6,000,000 interest in the Term Loan), and a corresponding portion of the Term Warrants After this Back Bay transaction, Schottenstein Stores Corporation and Cerberus each held a $47,000,000 interest in the Term Loan and 1,388,752 Term Warrants and Back Bay held a $6,000,000 interest in the Term Loan and 177,288 Term Warrants. In June 2004, the maturity date on the Term Loan was extended until June 11, 2006. In November, 2005 Millennium Partners, L.P. purchased from Back Bay the 177,288 Term Warrants.
     In June, 2005, in anticipation of an initial public offering by DSW, Inc. (“DSW”), a subsidiary of the Company and guarantor of the Convertible Loan and Term Loan, the parties agreed to amend the instruments and release DSW from the Convertible Loan and Term Loan. On July 5, 2005, the Term Loan was paid in full and the Convertible Loan was amended and restated to permit DSW’s initial public offering of its Class A Common Shares. As part of this amendment, the Company agreed to repay $25,000,000 of principal on the Convertible Loan, and the holders received in exchange for their old rights: (i) a non-convertible term loan (the “New Term Loan”) with a principal amount of $50,000,000 (equal to the remaining principal amount outstanding the Convertible Loan after the $25,000,000 principal payment); (ii) new warrants which entitle the holder to purchase from the Company either Company stock or, in the alternative, DSW stock held by the Company (the “Convertible Warrants”); and (iii) a $1,500,000 amendment fee of which Schottenstein Stores Corporation received $750,000.
     The terms of the New Term Loan are substantially similar to those in the Convertible Loan, except for the elimination of the conversion feature and the release of DSW as a co-guarantor.
     The Convertible Warrant entitles Schottenstein Stores Corporation to acquire directly from the Company 8,333,333 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 1,973,685 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof. The Convertible Warrant is exercisable until the later of June 11, 2007 and the repayment in full of the New Term Loan.
     On July 5, 2005, the Term Loan was also amended and restated to entitle Schottenstein Stores Corporation to purchase from the Company at a fixed price either Company stock or, in the alternative, DSW stock held by the Company (the “New Term Warrant”).
     The New Term Warrants entitle Schottenstein Stores Corporation to acquire directly from the Company 1,388,752 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof.
     On January 13, 2006, Schottenstein Stores Corporation has notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement dated as of July 5, 2005, and demands that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Convertible Warrants and New Term Warrants.

Page - 7 -
CUSIP No. 76128Y 10 2
     The descriptions of the transactions and agreements set forth in this schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schottenstein Stores Corporation and any person or entity.
ITEM 7. Material to Be Filed as Exhibits
     The following exhibits are incorporated by reference and deemed filed with this schedule:
1. Amendment No. 2 to the Amended and Restated Senior Convertible Loan Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10(c) to the Company’s Current Report on Form 8-K filed by the Company on October 8, 2003.
2. Amendment No. 1 to the Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002 by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10.3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.
3. First Amendment to Financing Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit 10(b) to the Company’s Current Report on Form 8-K filed by the Company on October 8, 2003.
4. Amended and Restated Registration Rights Agreement, dated as of June 11, 2002, by and among the Company, Schottenstein Stores Corporation, and Cerberus, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.
5. Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.
6. Financing Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.

Page - 8 -
CUSIP No. 76128Y 10 2
7. Form of Warrant, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2002 filed by the Company on June 18, 2002.
8. Second Amendment to Financing Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed by the Company on September 8, 2004.
9. Third Amendment to Financing Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed by the Company on January 4, 2005.
10. Amendment No. 3 to the Amended and Restated Senior Convertible Loan Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Schottenstein Stores Corporation, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed by the Company on January 5, 2005.
11. Fourth Amendment to Financing Agreement, dated as of October 7, 2003, by and among the Company, certain subsidiaries of the Company, Schottenstein Stores Corporation and the lenders from time to time party thereto, incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
12. Form of Conversion Warrant filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
13. Form of Term Warrant filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
14. Second Amended and Restated Registration Rights Agreement filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
15. Second Amended and Restated Senior Loan Agreement filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K filed by the Company on July 11, 2005.
16. Amended Common Stock Warrants filed as Exhibits 4.1, 4.2 and 4.3 to the Company’s Current Report on Form 8-K filed by the Company on October 19, 2005.

Page - 9 -
CUSIP No. 76128Y 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 18, 2006	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein